

October 1, 2010

Mr. Sang yun Lee
SK Telecom Co., Ltd.
SK T-Tower
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea

      Re: SK Telecom Co., Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2009
              Filed June 30, 2010
              File No. 333-04906

Dear Mr. Lee:

We have reviewed your response letter dated September 30, 2010 and have the following comment.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Item 7.A. Major Shareholders, page 75

1. We note your response to comment 4 in our letter dated September 1, 2010. Please refer to General Instruction F to Form 20-F which defines "host country" as the United States and its territories. Please indicate the portion of each class of securities held in the United States and its territories and the number of record holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director